Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Level 3 Communications, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-53914, 333-91899, 333-68887, 333-71713, 333-115062, 333-125262, 333-156709, 333-160493, 333‑162854 and 333-178060) on Form S-3 and the registration statements (Nos. 333-79533, 333-42465, 333-68447, 333-58691, 333-52697, 333-115472, 333-115751, 333-174354 and 333‑177977) on Form S-8 of Level 3 Communications, Inc. of our reports dated February 28, 2012, with respect to the consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit), and comprehensive loss for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Level 3 Communications, Inc.
Our report on the effectiveness of internal control over financial reporting as of December 31, 2011 contains an explanatory paragraph that states that the gross amount of total assets and revenue of Global Crossing Limited that are excluded from management's assessment of the effectiveness of internal control over financial reporting as of and for the year ended December 31, 2011 are $5.159 billion (which includes goodwill of $1.114 billion included within the scope of the assessment) and $654 million, respectively. Our audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of this entity.

/s/ KPMG LLP
Denver, Colorado
February 28, 2012